BANCO ITAÚ HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company

DISCLOSURE OF A MATERIAL FACT

PAYMENT OF DIVIDENDS AND
COMPLEMENTARY INTEREST ON CAPITAL

We wish to inform our Stockholders that at a meeting of the Board of Directors of BANCO ITAÚ HOLDING FINANCEIRA S.A. held on July 31, 2006, it was decided:

a)	to distribute dividends and interest on capital, complementary to interest paid on a monthly basis during the first half of 2006 and in addition to the mandatory dividend for 2006, as follows:

«	dividends in the amount of R$ 0.166 per share, with no tax withheld at source; and

«	interest on capital in the amount of R$ 0.137 per share, less 15% income tax at source, resulting in net interest of R$ 0.11645 per share, with the exception of legal entity stockholders demonstrating immunity or exemption from such tax, which, in total, is equivalent to approximately 13 times the interest paid on a monthly basis.

b)	to pay these dividends and complementary interest o capital on August 21, 2006, based on the closing stockholding position as of August 11, 2006.

São Paulo-SP, July 31, 2006.

BANCO ITAÚ HOLDING FINANCEIRA S.A.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer